SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 001-32748
CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated April 25, 2008

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"

For Immediate Release	April 25, 2008
TSX: CTQ, AMEX: ETQ

Corriente and Other Mining Companies Meet with President Correa and Top Officials:
Correa Says Responsible Mining Will Go Ahead in Ecuador

VANCOUVER, CANADA, April 25, 2008 – Corriente announces that the company and seven other mining companies (Aurelian Resources, Cornerstone Capital Resources, Dynasty Metals & Mining, Ecometals Limited, IAMGOLD, International Minerals Corporation and Salazar Resources) collectively met with President Correa and other top officials yesterday afternoon in Quito to discuss the future of mining in Ecuador and the impact of the previously announced Mining Mandate.

The companies welcomed President Correa's repeated statements that responsible mining will go ahead in Ecuador. He said that the purpose of the Mining Mandate was to allow the Government to get its house in order and new mining laws in place so that responsible mining can proceed. The President invited the mining companies to meet with the Ministry (of Mines and Petroleum) to help formulate the new mining laws, starting this coming Monday, April 28.

Present from the Government were President Rafael Correa; Dr. Galo Chiriboga, Minister of Mines and Petroleum; Dr. José Serrano, Deputy Secretary of Mines; Dr. Agustin Paladines, Mining Advisor to the President; Fernando Alvarado, Advisor to the President; Ricardo Patiño, Minister of Politics; and Dr. Ramon Torres, Business Advisor to the President. The Canadian Ambassador to Ecuador, Christian LaPointe, accompanied the companies and presented the concerns of the Canadian Government for a fair, stable and long-term investment environment in Ecuador.

Corriente continues to seek clarity from the Ecuador Government regarding the Mining Mandate's specific application to the company's operations over the next six months and will issue updates as information becomes available. The Company looks forward to working with the Ministry starting next week.

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in approximately 62,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four copper and copper-gold porphyry deposits: Mirador, Mirador Norte, Panantza and San Carlos, as well as six additional copper exploration targets. Corriente is currently in discussions with a number of potential partners about participation in the Company's Panantza – San Carlos Project.

"Ken Shannon"

Kenneth R. Shannon
CEO and President

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our web site at www.corriente.com.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

Certain statements contained in this News Release announcing an update on the recently announced Mining Mandate in Ecuador constitutes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include among other things, statements regarding projected production rates and capital costs, estimates regarding copper prices, mineral resources and anticipated grades and internal rates of return. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including risks related to the exploration stage of the company's projects; market fluctuations in prices for securities of exploration-stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in copper prices; the possibility that Corriente may change its plans with respect to one or more properties; and other risks and uncertainties described in the company's Annual Information Form for the year ended December 31, 2007, and registration statement on Form 40-F filed with Canadian securities regulators and the U.S. Securities and Exchange Commission, respectively. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: April 25, 2008
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer